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                             July 21, 2021

       Zhe Zhang
       Chief Executive Officer
       Alpha Star Acquisition Corp
       80 Broad Street, 5th Floor
       New York, NY 10004

                                                        Re: Alpha Star
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed June 29, 2021
                                                            File No. 333-257521

       Dear Mr. Zhang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 29, 2021

       Dilution, page 70

   1. Please revise to present the dilution calculations assuming with and without the exercise of the underwriters'
over-allotment option in full.

       Capitalization , page 72

   2. We note that you are offering 10,000,000 shares as part of your initial public offering of units, but only show
9,301,909 ordinary shares subject to possible redemption in your
                                                        Capitalization table.
Please tell us how you considered the guidance in ASC 480-10-S99-
                                                        3A, which requires
securities that are redeemable for cash or other assets to be classified outside of permanent
equity if they are redeemable (1) at a fixed or determinable price on
 Zhe Zhang
Alpha Star Acquisition Corp
July 21, 2021
Page 2
      a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all
      10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameZhe Zhang
                                                            Division of
Corporation Finance
Comapany NameAlpha Star Acquisition Corp
                                                            Office of Real
Estate & Construction
July 21, 2021 Page 2
cc:       Brian Daughney
FirstName LastName